News Release 18-12

July 31, 2018

SSR MINING FILES NI 43-101 TECHNICAL REPORT ON MARIGOLD MINE

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces today that it has filed a technical report titled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada, USA” (the “Technical Report”) prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report is in support of our June 18, 2018 news release announcing the results of an updated life of mine plan for the Marigold mine. The Technical Report is available on SEDAR at www.sedar.com and on our website at www.ssrmining.com.

About SSR Mining

SSR Mining Inc., formerly Silver Standard Resources Inc., is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75%-owned and operated Puna Operations joint venture in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

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SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4